# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

January 24, 2023

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In the Matter of

**Stagewood Consortium, Inc.**
**5200 Blue Lagoon Drive, Suite 235**
**Miami, FL 33126**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11544

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       Stagewood Consortium, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 24, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Larry Spirgel
Office Chief